February 3, 2011

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-7010

Dear Ms. Parker:

We are in receipt of your letter dated January 20, 2011. We expect to have a full response completed by February 17, 2011.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (713) 735-0000 ext. 0 if you have any questions.

Sincerely,

/s/ Lynne Pizor
Lynne Pizor
Chief Accounting Officer